Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-and nine-month periods ended September 30, 2021 and September 30, 2020. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 2, 2021. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of changes to our cash distributions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact on us and the shipping industry of environmental concerns, including climate change;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On October 26, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2021. The cash distribution is payable on November 12, 2021 to all unitholders of record as of November 8, 2021. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of September 30, 2021.

Overview

Since our initial public offering (“IPO”) in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today (including one vessel sold and leased back under a bareboat charter in October 2021). We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2021, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership’s competitive positioning.

As of September 30, 2021, our fleet consisted of ten vessels with tri-fuel diesel electric propulsion (“TFDE”) and five steam turbine propulsion (“Steam”) vessels. Subsequently, on October 26, 2021, we completed the sale and lease-back of the GasLog Shanghai with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”). We also have other rights under which we may acquire additional LNG carriers from GasLog. We believe that such rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire any additional LNG carriers or other LNG infrastructure assets may be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Our fleet currently consists of the following vessels:

Owned Fleet

LNG Carrier		Year Built	Cargo Capacity (cubic meters “cbm”)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	Methane Rita Andrea	2006	145,000	Gunvor (1)	Steam	March 2022	2022 (1)
2	Solaris	2014	155,000	Shell (2)	TFDE	March 2022	2022 (2)
3	Methane Heather Sally	2007	145,000	Cheniere (3)	Steam	June 2022	—
4	GasLog Sydney	2013	155,000	TotalEnergies (4)	TFDE	June 2022	—
5	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
6	Methane Shirley Elisabeth	2007	145,000	JOVO (5)	Steam	August 2022	—
7	GasLog Santiago	2013	155,000	Trafigura (6)	TFDE	December 2022	2023–2028 (6)
8	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024–2025 (7)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (9)	Steam	October 2023	2024–2025 (9)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (10)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (11)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (11)

(1)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”). Charterers may extend the term of the time charter by an additional period of six months.

(2)	The vessel is chartered to a wholly owned subsidiary of Royal Dutch Shell plc, (“Shell”). Charterers have the option to extend the charter by an additional four months.

(3)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”).

(4)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”).

(5)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(6)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)	Charterers may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(9)	The vessel is chartered to CNTIC Vpower Energy Ltd. (“CNTIC Vpower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(10)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(11)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessel

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	GasLog Shanghai (1)	2013	155,000	Gunvor	TFDE	November 2022	—

(1)	In October 2021, the vessel was sold and leased back from CDBL for a period of five years, with no repurchase option or obligation.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership.

Three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2021

(in thousands of U.S. dollars)
	September 30, 2020	September 30, 2021	Change
Revenues	72,813	80,535	7,722
Voyage expenses and commissions	(2,246)	(1,371)	875
Vessel operating costs	(19,327)	(18,555)	772
Depreciation	(20,577)	(21,281)	(704)
General and administrative expenses	(5,379)	(3,295)	2,084
Profit from operations	25,284	36,033	10,749
Financial costs	(12,437)	(9,373)	3,064
Financial income	9	9	—
Loss on derivatives	(990)	(182)	808
Profit for the period	11,866	26,487	14,621

For the three-month period ended September 30, 2020, we had an average of 15.0 vessels operating in our owned fleet having 1,268 available days, while during the three-month period ended September 30, 2021, we had an average of 15.0 vessels operating in our owned fleet having 1,321 available days, mainly due to decreased off-hire days for scheduled dry-dockings (104 dry-docking off-hire days in the three-month period ended September 30, 2020 compared to 59 dry-docking off-hire days in the three-month period ended September 30, 2021).

Revenues: Revenues increased by $7.7 million, or 10.6%, from $72.8 million for the three-month period ended September 30, 2020 to $80.5 million for the same period in 2021. The increase is mainly attributable to the improved performance of our spot fleet (i.e. all vessels under charter party agreements with an initial duration of up to five years), in line with the ongoing improvement of the LNG shipping market in 2021, as well as fewer off-hire days due to scheduled dry-dockings in the third quarter of 2021, as discussed above. The average daily hire rate increased from $58,390 for the three-month period ended September 30, 2020 to $60,965 for the three-month period ended September 30, 2021.

Vessel Operating Costs: Vessel operating costs decreased by $0.7 million, or 3.6%, from $19.3 million for the three-month period ended September 30, 2020 to $18.6 million for the same period in 2021. The decrease in vessel operating costs is mainly attributable to a decrease of $1.1 million in technical maintenance expenses primarily in connection with increased maintenance needs of the fleet in the third quarter of 2020 compared to the same period in 2021 and decreased insurance costs of $0.7 million, partially offset by an increase in crew costs of $1.0 million, mainly as a result of COVID-19 restrictions (increased costs for travelling and quarantines). Daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterer) decreased from $15,005 per day for the three-month period ended September 30, 2020 to $14,406 per day for the three-month period ended September 30, 2021.

General and Administrative Expenses: General and administrative expenses decreased by $2.1 million, or 38.9%, from $5.4 million for the three-month period ended September 30, 2020 to $3.3 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $1.1 million in amortization of share-based compensation (due to accelerated vestings of relevant awards in the third quarter of 2020) and a decrease of $0.8 million in administrative services fees. These decreases were driven by cost-reduction initiatives. As a result, daily general and administrative expenses decreased from $3,898 per vessel ownership day for the three-month period ended September 30, 2020 to $2,388 per vessel ownership day for the three-month period ended September 30, 2021.

Financial Costs: Financial costs decreased by $3.0 million, or 24.2%, from $12.4 million for the three-month period ended September 30, 2020 to $9.4 million for the same period in 2021. The decrease in financial costs is attributable to a decrease of $2.0 million in amortization of deferred loan issuance costs mainly due to the loan refinancings completed in July 2020 and a decrease of $1.5 million in interest expense on loans, due to the lower London Interbank Offered Rate (“LIBOR”) rates in the three months ended September 30, 2021 as compared to the same period in 2020, as well as the reduced debt balances year-over-year, partially offset by an increase of $0.5 million in other financial costs. During the three-month period ended September 30, 2020, we had an average of $1,337.1 million of outstanding indebtedness with a weighted average interest rate of 2.7%, compared to an average of $1,232.9 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the three-month period ended September 30, 2021.

Loss on Derivatives: Loss on derivatives decreased by $0.8 million, from $1.0 million for the three-month period ended September 30, 2020 to a loss of $0.2 million for the same period in 2021. The decrease is attributable to a net decrease of $0.9 million in realized loss on derivatives held for trading, partially offset by a net decrease of $0.1 million in unrealized gain from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Profit for the Period: Profit for the period increased by $14.6 million, from $11.9 million for the three-month period ended September 30, 2020 to $26.5 million for the same period in 2021, as a result of the aforementioned factors.

Nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2021

(in thousands of U.S. dollars)
	September 30, 2020	September 30, 2021	Change
Revenues	248,614	237,975	(10,639)
Voyage expenses and commissions	(8,916)	(5,302)	3,614
Vessel operating costs	(55,315)	(56,406)	(1,091)
Depreciation	(61,850)	(62,765)	(915)
General and administrative expenses	(13,971)	(9,854)	4,117
Impairment loss on vessels	(18,841)	—	18,841
Profit from operations	89,721	103,648	13,927
Financial costs	(41,017)	(27,904)	13,113
Financial income	285	32	(253)
(Loss)/gain on derivatives	(14,741)	734	15,475
Profit for the period	34,248	76,510	42,262

For the nine-month period ended September 30, 2020, we had an average of 15.0 vessels operating in our owned fleet having 3,973 available days, while during the nine-month period ended September 30, 2021, we had an average of 15.0 vessels operating in our owned fleet having 3,940 available days, mainly due to increased off-hire days for scheduled dry-dockings (129 dry-docking off-hire days in the nine-month period ended September 30, 2020 compared to 155 dry-docking off-hire days in the nine-month period ended September 30, 2021).

Revenues: Revenues decreased by $10.6 million, or 4.3%, from $248.6 million for the nine-month period ended September 30, 2020 to $238.0 million for the same period in 2021. The decrease is mainly attributable to the expirations of the initial multi-year time charters of four of our Steam vessels with Shell in 2020 and early 2021 (which were at higher rates compared to their current re-contracted rates) and a decrease in revenues resulting from the increased off-hire days due to scheduled dry-dockings in the first nine months of 2021, as discussed above. These increases were partially offset by the improved performance of our spot fleet in the first nine months of 2021 compared to the same period in 2020, in line with the ongoing improvement of the LNG shipping market in 2021. The average daily hire rate decreased from $64,777 for the nine-month period ended September 30, 2020 to $61,683 for the nine-month period ended September 30, 2021.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $3.6 million, or 40.4%, from $8.9 million in the nine months ended September 30, 2020 to $5.3 million in the nine months ended September 30, 2021. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of our spot fleet in the first nine months of 2021, as compared to the same period in 2020.

Vessel Operating Costs: Vessel operating costs increased by $1.1 million, or 2.0%, from $55.3 million for the nine-month period ended September 30, 2020 to $56.4 million for the same period in 2021. The increase in vessel operating costs is mainly attributable to an increase of $2.0 million in crew costs in the first nine months of 2021, mainly as a result of COVID-19 restrictions (increased costs for travelling and quarantines) and the unfavorable movement of the EUR/USD exchange rate compared to the same period in 2020. This increase was partially offset by a decrease of $0.9 million in technical maintenance expenses, primarily in connection with increased maintenance needs of the fleet in the first nine months of 2020 compared to the same period in 2021. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterer) increased from $14,420 per day for the nine-month period ended September 30, 2020 to $14,758 per day for the nine-month period ended September 30, 2021.

General and Administrative Expenses: General and administrative expenses decreased by $4.1 million, or 29.3%, from $14.0 million for the nine-month period ended September 30, 2020 to $9.9 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $2.3 million in administrative services fees, in connection with the decrease of the annual fee payable to GasLog in 2021 by approximately $0.2 million per vessel per year, and a decrease in amortization of share-based compensation of $1.6 million, mainly due to accelerated vestings of relevant awards in 2020. These decreases were driven by cost-reduction initiatives. As a result, daily general and administrative expenses decreased from $3,399 per vessel ownership day for the nine-month period ended September 30, 2020 to $2,406 per vessel ownership day for the nine-month period ended September 30, 2021.

Impairment Loss on Vessels: Impairment loss on vessels was $18.8 million for the nine-month period ended September 30, 2020 and nil for the same period in 2021. The impairment loss recorded as of June 30, 2020 was recognized with respect to three of the Partnership’s Steam vessels (the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs: Financial costs decreased by $13.1 million, or 32.0%, from $41.0 million for the nine-month period ended September 30, 2020 to $27.9 million for the same period in 2021. The decrease in financial costs is mainly attributable to a decrease of $10.9 million in interest expense on loans, due to the lower LIBOR rates in the nine months ended September 30, 2021 as compared to the same period in 2020, as well as the reduced debt balances year-over-year, and a decrease of $2.5 million in amortization of deferred loan issuance costs as a result of the loan refinancings completed in July 2020, partially offset by a $0.4 million increase in other financial costs. During the nine-month period ended September 30, 2020, we had an average of $1,345.1 million of outstanding indebtedness with a weighted average interest rate of 3.3%, compared to an average of $1,260.4 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the nine-month period ended September 30, 2021.

Loss/(gain) on Derivatives: Loss on derivatives decreased by $15.4 million, from a loss of $14.7 million for the nine-month period ended September 30, 2020 to a gain of $0.7 million for the same period in 2021. The decrease is attributable to a net decrease of $17.6 million in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss, which reflected a net loss of $10.3 million in the nine months ended September 30, 2020 as compared to a gain of $7.3 million in the nine months ended September 30, 2021, partially offset by a net increase of $2.2 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period increased by $42.3 million, from $34.2 million for the nine-month period ended September 30, 2020 to $76.5 million for the same period in 2021, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common and preference units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the three and nine months ended September 30, 2021, GasLog Partners repurchased and cancelled a total of 334,336 Series B Preference Units and 155,001 Series C Preference Units at a weighted average price below par of $24.64 per Series B Preference Unit and $24.89 per Series C Preference Unit under the Repurchase Programme. The aggregate amount repaid during the period for repurchases of preference units was $12.4 million, including commissions and an amount of $0.2 million with respect to 9,500 Series B Preference Units, the repurchase of which was completed on October 1, 2021.

The Partnership did not issue any common units during the third quarter of 2021 under the ATM Common Equity Offering Programme.

As of September 30, 2021, we had $110.2 million of cash and cash equivalents, out of which $48.3 million was held in current accounts and $61.9 million was held in time deposits with an original duration of up to three months.

As of September 30, 2021, we had an aggregate of $1,198.3 million of borrowings outstanding under our credit facilities, of which $195.7 million was repayable within one year. Current borrowings consist of an amount of $96.4 million which was prepaid pursuant to the completion of the sale and lease-back transaction of the GasLog Shanghai with CDBL in October 2021 and $99.3 million of scheduled debt amortization for the next twelve months.

In addition, as of September 30, 2021, we had unused availability under our revolving credit facility with GasLog of $30.0 million, which matures in March 2022.

As of September 30, 2021, the Partnership had in place six interest rate swap agreements at a notional value of $343.3 million in aggregate, maturing between 2022 and 2025. As a result of its hedging agreements, the Partnership has hedged 28.3% of its floating interest rate exposure on its outstanding debt as of September 30, 2021, at a weighted average interest rate of approximately 2.4% (excluding margin).

Working Capital Position

As of September 30, 2021, our current assets exceeded our current liabilities by $2.2 million.

We believe that our current resources, cash from operations and existing debt facilities will be sufficient to meet our working capital requirements and comply with our banking covenants for at least twelve months from the date of this report.

Cash Flows

Nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Nine months ended
	September 30, 2020	September 30, 2021	Change
Net cash provided by operating activities	160,216	174,576	14,360
Net cash used in investing activities	(18,686)	(15,387)	3,299
Net cash used in financing activities	(159,453)	(152,717)	6,736

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $14.4 million, from $160.2 million in the nine-month period ended September 30, 2020 to $174.6 million in the nine-month period ended September 30, 2021. The increase of $14.4 million is mainly attributable to a $19.6 million movement in working capital accounts (primarily affected by an increase of $9.2 million from trade receivable movements) and a net decrease of $5.0 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses (after excluding the non-cash decrease in amortization of share-based compensation). These increases were partially offset by a decrease of $10.6 million in revenues.

Net Cash used in Investing Activities:

Net cash used in investing activities decreased by $3.3 million, from $18.7 million in the nine-month period ended September 30, 2020 to $15.4 million in the nine-month period ended September 30, 2021. The increase of $3.3 million is attributable to a decrease in payments for tangible fixed asset additions of $3.6 million, partially offset by an increase in financial income received of $0.3 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $6.7 million, from $159.4 million in the nine-month period ended September 30, 2020 to $152.7 million in the nine-month period ended September 30, 2021. The decrease of $6.7 million is mainly attributable to a decrease of $431.0 million in bank loan repayments, a decrease of $37.4 million in distributions paid, an increase in proceeds from equity raisings and issuance of general partner units of $10.2 million, a decrease of $7.8 million in net payments for cash collateral for interest rate swaps, a decrease of $7.6 million in interest paid and a decrease of $6.9 million in payments for loan issuance costs, partially offset by a decrease in bank loan drawdowns of $480.0 million, an increase of $11.4 million in cash used for repurchases of common and preference units and a decrease in net proceeds of $2.9 million from entering into or termination of interest rate swap agreements.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after September 30, 2021:

	After September 30,	For the years ending December 31,
	2021	2022	2023	2024	2025-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$83.8	$257.1	$151.3	$70.4	$83.3	$645.9
Total contracted days(1)(2)	1,380	4,174	2,045	823	970	9,392
Total available days(5)	1,380	5,475	5,355	5,460	10,650	28,320
Total unfixed days(6)	—	1,301	3,310	4,637	9,680	18,928
Percentage of total contracted days/total available days	100.0%	76.2%	38.2%	15.1%	9.1%	33.2%

(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of September 30, 2021 (including one vessel sold and leased back under a bareboat charter in October 2021). Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of September 30, 2021.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of September 30, 2021 (including one vessel sold and leased back under a bareboat charter in October 2021). The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 2, 2021. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.